September 30, 2016

U.S. Securities and Exchange Commission
Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:     Comment letter dated September 22, 2016
Form 8-K dated July 28, 2016
Filed July 28, 2016
File No. 001-11083

Dear Mr. James:

This letter is in response to your letter dated September 22, 2016 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comment in italicized font below, with our response following the Staff’s comment.

Form 8-K dated July 28, 2016

1.
We note that you exclude restructuring and litigation-related charges from your non-GAAP measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, we acknowledge the updated Non-GAAP Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016, specifically Question 100.01 which states that certain adjustments, while not explicitly prohibited, could cause the presentation of non-GAAP financial information to be misleading. We contend, however, based on the following that the restructuring and litigation-related charges and credits that we exclude from our non-GAAP measures do not cause those measures to be misleading.

When appropriate under our internal policy, which has been reviewed with our Audit Committee, we exclude restructuring and certain litigation-related charges and credits from our supplemental non-GAAP measures of Adjusted Net Income and Adjusted Net Income per Share. Importantly, in quarters where these charges are excluded from our non-GAAP measures, these charges are also excluded by management for purposes of our operating decision-making and to assess our operating performance. We use these non-GAAP financial measures on an internal basis, period-over-period, to evaluate our operating performance, to analyze trends within our business, to assess our performance relative to our competitors, and to establish operational goals and forecasts that are used in allocating resources. We consistently follow and apply our internal non-GAAP policy that dictates which charges and credits should be excluded from our non-GAAP measures based on the nature of the item and, in some cases, the materiality of the item. We also provide disclosure regarding the nature of those adjustments to further ensure that they are not misleading to investors.

Per our non-GAAP policy, we exclude restructuring-related charges and credits from our non-GAAP measures. Restructuring-related charges represent severance and other direct costs associated with our active restructuring programs. Each program is a result of unique business circumstances and contains targeted initiatives approved by our Board of Directors over a defined timeframe. In order to execute on these initiatives, costs incremental to core operations are sometimes incurred. These incremental costs are excluded by management for purposes of making operating decisions and assessing performance and, under our policy, are excluded from our non-GAAP measures.

Our non-GAAP policy also requires us to apply a materiality threshold to certain items, including litigation-related charges and credits, to determine whether they are appropriately excluded from our non-GAAP measures for a particular period. In the normal course of business, we are involved in a variety of legal and regulatory proceedings. We do not exclude from our non-GAAP measures normal, continuing legal fees or litigation-related charges and credits that result from our operations and are below our materiality threshold. The net litigation-related charges and credits that we exclude from our non-GAAP measures represent specific litigation-related charges and credits for matters that are unique based on a combination of exceeding our materiality threshold and their related facts and circumstances.

We respectfully advise the staff that we have considered the revised C&DI, and we believe that excluding restructuring and certain litigation-related amounts in our non-GAAP measures, in addition to disclosing those adjustments and providing the corresponding GAAP financial measures, is not misleading to investors and provides investors greater transparency to the methodology used by management to evaluate and measure operating performance.

In connection with our response set forth above, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff’s comments. The Staff should not hesitate to contact me directly at (508) 683-4466 with any questions that it may have.

Sincerely,

/s/ Daniel J. Brennan
Daniel J. Brennan
Executive Vice President and Chief Financial Officer